UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Pep Boys – Manny, Moe & Jack

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

713278109

(CUSIP Number)

Eric R. Hattler
The Gores Group, LLC
10877 Wilshire Boulevard, 18th Floor
Los Angeles, CA 90024
310.209.3980

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 713278109	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSON The Gores Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 1,200,000
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,200,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) See Item 5 herein. Excludes 4,452,170 shares beneficially owned by BlackRock, Inc.	☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 713278109	13D	Page 3 of 8 Pages

Item 1. Security and Issuer

This Schedule 13D (this “Schedule”) relates to the common stock, par value $1.00 per share (“Common Stock”) of The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 3111 W. Allegheny Ave., Philadelphia, PA 19132.

Item 2. Identity and Background

This Schedule is being filed by The Gores Group, LLC (“Gores” or the “Reporting Person”).  The principal business address of Gores and each of the persons referred to in Appendix A is 10877 Wilshire Boulevard, 18th Floor, Los Angeles, California 90024.  Gores is organized in Delaware.  The principal business of Gores is managing investment funds. Alec E. Gores is the managing member of Gores.

Gores is the investment manager of Gores Capital Partners III, L.P. ("Gores Capital"), and the partners of Gores Capital have the right to receive dividends from, or proceeds from, the sale of investments by Gores Capital, including the shares of Common Stock, in accordance with their partnership interests in Gores Capital. Under applicable law, certain of these individuals and their respective spouses may be deemed to be beneficial owners having indirect ownership of the securities owned of record by Gores and entities controlled by Gores by virtue of such status. Gores and each of the persons referred to in Appendix A disclaims ownership of all shares reported herein, and the filing of this Schedule 13D shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 13 of the Securities Exchange Act of 1934 or for any other purposes.

(a) – (c) and (f) The name of the manager of Gores (the “Covered Person”) is set forth in Appendix A to Item 2, which is incorporated herein by reference.

(d) – (e) During the five years prior to the date hereof, none of the Reporting Person, nor any of the persons referred to in Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 1,200,000 shares beneficially owned by the Reporting Person is $12,609,728.66. The purchase of the Common Stock was financed with cash on hand from contributions of partners of Gores Capital, an affiliate of Gores.  All such contributions were in the ordinary course and pursuant to investor commitments to Gores Capital.

Item 4. Purpose of Transaction

This Schedule 13D relates to the BlackRock Commitment Letter (as defined below), which was entered into by Gores and BlackRock, Inc. (“BlackRock”) to finance, in part, the transactions contemplated by the Merger Agreement (as defined below).

Merger Agreement

On January 29, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Auto Acquisition Company, LLC, a Delaware limited liability company (“Parent”), and Auto Mergersub, Inc., a Pennsylvania corporation (“Merger Sub”).  The Merger Agreement provides that Merger Sub will merge with and into the Issuer (the “Merger”) on the terms

CUSIP No. 713278109	13D	Page 4 of 8 Pages

and subject to the conditions set forth therein, with the Issuer surviving the Merger as a wholly owned subsidiary of Parent, and the Common Stock of the Issuer issued and outstanding immediately prior to the effectiveness of the Merger being converted into the right to receive $15 per share in cash, without interest.  The Merger Agreement provides for various closing conditions including approval of a majority of the votes cast by the holders of outstanding Common Stock of the Issuer entitled to vote thereon, regulatory approvals and other closing conditions.

Go-Shop Period & Termination Fees

Pursuant to the Merger Agreement, the Issuer has a 45-day go-shop period (the “Go-Shop Period”) expiring March 14, 2012, during which the Issuer may solicit or encourage acquisition proposals from third parties and engage in negotiations regarding such acquisition proposals, on the terms and subject to the conditions of the Merger Agreement.  Additionally, the Merger Agreement contains certain termination rights for the Issuer and Parent.  If the Merger Agreement is terminated by either the Issuer or Parent because (i) the Closing has not occurred on or before July 27, 2012 or (ii) the Issuer fails to obtain the required vote of its shareholders at the meeting of its shareholders to approve and adopt the Merger Agreement, and, in each case, prior to the meeting, a competing acquisition proposal has been publicly proposed or disclosed and not publicly withdrawn at the time of the meeting, the termination fee will be $25 million. If the Merger Agreement is terminated by the Issuer prior to March 30, 2012 in connection with the Issuer entering into an acquisition agreement with a person who submits an acquisition proposal prior to the end of the go-shop period (a “Go-Shop Party”) that the Board determines is a superior proposal, then the amount of the termination fee payable by the Issuer will be $10 million.  However, the amount of the termination fee payable by the Issuer will be $25 million if the Merger Agreement is terminated by the Issuer after the end of the Go-Shop Period in connection with entering into an acquisition agreement with any person (or after March 29, 2012, in connection with the Issuer entering into an acquisition agreement with any party that was previously a Go-Shop Party).  The Merger Agreement also provides that Parent will be required to pay the Issuer a reverse termination fee of $50 million under certain circumstances specified in the Merger Agreement, including if Parent fails to consummate the transactions contemplated by the Merger Agreement on or prior to the date that is five business days after the satisfaction or waiver of all the conditions to Closing specified in the Merger Agreement.

Commitment Letters

In connection with the financing of the transactions contemplated by the Merger Agreement, on January 29, 2012, Portfolio Administration & Management Ltd. (“PAM”), a subsidiary of BlackRock, entered into an Equity Commitment Letter Agreement (the “BlackRock Commitment Letter”), with Gores on behalf of certain funds and an account managed by subsidiaries of BlackRock.  Pursuant to the Commitment Letter, PAM on behalf of such funds and account irrevocably committed, on the terms and subject to the conditions set forth therein, to purchase, with funds to be provided by such funds and account, $80,000,000 dollars of equity interests in Auto Co-Investors, LLC, a Delaware limited liability company (“Holdco”) which has been formed for the purpose of acquiring an interest in Parent, which, in turn, was formed to acquire the Issuer pursuant to the Merger Agreement.

Additionally, affiliates of Gores (each a “Fund” and together, the “Funds”) have committed to capitalize Parent with an aggregate equity contribution in an amount of $489 million, on the terms and subject to the conditions set forth in equity commitment letters, each dated January 29, 2012 (the “Fund Commitment Letters”). Each Fund has also agreed to guarantee its pro rata portion of the reverse termination fee that may become payable by Parent under the Merger Agreement, on the terms and subject to the conditions set forth in their respective guarantee agreements in favor of the Issuer, dated January 29, 2012 (the “Guarantee Agreements”). Barclays Bank PLC, Credit Suisse AG and Wells Fargo Bank, National Association have committed to provide credit facilities in the aggregate amount of $875 million, on the terms and subject to the conditions set forth in their respective debt commitment letters, dated January 29, 2012 (the “Debt Commitment Letters”).

Parent’s entry into the Merger Agreement will not have an impact on the Reporting Person’s exercise of investment or voting power with respect to the shares of Common Stock to which this Schedule relates.  This summary of the Merger Agreement, the BlackRock Commitment Letter, the Fund Commitment Letters, the Guarantee Agreements, and the Debt Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the full text of such documents, which are attached hereto as exhibits and incorporated by reference in their entirely into this Item 4.

CUSIP No. 713278109	13D	Page 5 of 8 Pages

Except as set forth in this Schedule, the Merger Agreement, the BlackRock Commitment Letter, the Fund Commitment Letters, the Guarantee Agreements, and the Debt Commitment Letters,  the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.  The Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock that may be deemed to be beneficially owned by the Reporting Person, or any other actions that could involve one or more of the types of transactions or have one or more of the results  described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a) − (b) The responses of Gores to Rows (7) through (11) of the cover page of this Schedule and the information set forth in Item 2 are incorporated herein by reference.  In addition, pursuant to Section 13(d)(3) of the Act, the Reporting Person and BlackRock and/or entities controlled by BlackRock may on the basis of the facts described elsewhere herein be considered to be a “group”.  The Reporting Person disclaims any membership or participation in a “group” with BlackRock and/or entities controlled by BlackRock and further disclaims beneficial ownership of any shares of Common Stock beneficially owned by BlackRock and/or entities controlled by BlackRock, including 4,452,170 shares of Common Stock believed to be beneficially owned by BlackRock on the date hereof.

Except as set forth herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, the Covered Person beneficially owned any shares of Common Stock as of February 2, 2012, the nearest practicable date prior to the filing of this Schedule.

(c) Except for the information set forth, or incorporated by reference herein, none of the Reporting Person nor any of the Persons referred to in Appendix A to Item 2 has effected any transaction related to the Common Stock during the past 60 days.

(d) Each of the partners of Gores Capital and Gores Advisors III, L.P., and the members of GCA III, LLC have a direct or indirect right to receive dividends from, or proceeds from, the sale of the shares of Common Stock.

The information set forth in Rows 7 through 13 of the cover page of this Schedule for the Reporting Person are incorporated herein by reference.  The percentage amount set forth in Row 13 for the cover page of this Schedule is calculated based upon the 52,720,713 shares issued and outstanding as reported by the Issuer as of November 25, 2011 in its most recently filed Form 10-Q for the quarterly period ended October 29, 2011.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 is hereby incorporated herein by reference.

Except as set forth in this Schedule, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

CUSIP No. 713278109	13D	Page 6 of 8 Pages

Exhibit No.	Description
1.
Agreement and Plan of Merger, dated January 29, 2012, by and among Auto Acquisition Company, LLC, Auto Mergersub, Inc. and The Pep Boys – Manny, Moe & Jack (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on January 30, 2012).

2.	Letter Agreement, dated January 29, 2012, by and between Portfolio Administration & Management Ltd. on behalf of private equity funds and an account under management, and The Gores Group, LLC.
3.	Equity Commitment Letter, dated January 29, 2012, by and between Gores Capital Partners II, L.P. and Auto Acquisition Company, LLC.
4.	Equity Commitment Letter, dated January 29, 2012, by and between Gores Capital Partners III, L.P. and Auto Acquisition Company, LLC.
5.	Guarantee Agreement, dated January 29, 2012, by Gores Capital Partners II, L.P., in favor of The Pep Boys – Manny, Moe & Jack.
6.	Guarantee Agreement, dated January 29, 2012, by Gores Capital Partners III, L.P., in favor of The Pep Boys – Manny, Moe & Jack.
7.
Amended and Restated Debt Commitment Letter, dated January 29, 2012, by and among Credit Suisse AG, Credit Suisse Securities (USA) LLC, Barclays Bank PLC, Barclays Capital, and Auto Acquisition Company, LLC.

8.
Amended and Restated Debt Commitment Letter, dated January 29, 2012, by and among Wells Fargo Bank, National Association, Wells Fargo Capital Finance, LLC, Barclays Bank PLC, Barclays Capital, and Auto Acquisition Company, LLC.

CUSIP No. 713278109	13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2012

THE GORES GROUP, LLC

By: /s/ Steven G. Eisner Name: Steven G. Eisner Its: Senior Vice President

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Schedule A

INFORMATION CONCERNING THE MANAGER OF THE GORES GROUP, LLC

The name and present principal occupation of each manager of The Gores Group, LLC is set forth below. The principal business of Gores is managing investments. To the knowledge of the Reporting Person, all the individuals listed on this Appendix A are United States citizens.

Name	Title and Principal Occupation
Alec E. Gores	Founder, Chairman and Chief Executive Officer of The Gores Group, LLC